Exhibit 8.1

[•], 2017

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Ladies and Gentlemen:

We have acted as tax advisor to Fidelity National Financial, Inc., a Delaware corporation (“FNF”), in connection with the proposed distribution by FNF to its FNFV Group common stockholders of stock of Cannae Holdings, Inc. (“Cannae”), a newly-formed Delaware corporation that will hold all of the businesses, assets and liabilities attributed to FNF’s FNFV Group common stock (the “Separation”).  In connection with the Separation, all FNF Group common shareholders will exchange all shares of FNF Group common stock for common shares in Cannae (the “Split-Off”) pursuant to a registration statement of Cannae on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) (including all amendments and exhibits thereto) (the “Registration Statement”).  This letter sets forth our opinion concerning certain U.S. federal income tax consequences of the Split-Off.

FNF has received a private letter ruling (the “IRS Ruling”) from the Internal Revenue Service (the “Service”) regarding certain aspects of the Separation.

Our opinion is based on the facts, assumptions and representations as to factual matters outlined herein or in the Agreement, representation letters to be provided to us by FNF and Cannae (the “Representation Letters”) or in such other documents set forth below as we deemed appropriate to review in order to render our opinion:

•                  The request for private letter rulings submitted by FNF to the Service (including all exhibits or attachments thereto), as supplemented and amended;

•                  Letter from J.P. Morgan Securities LLC regarding the business purposes for the Split-Off;

•                  The Registration Statement; and

•                  The separation agreements (including all schedules, exhibits or other attachments thereto) attached hereto (collectively, with the documents referred to in the preceding bullets and the Representation Letters, the “Transaction Documents”), as well as such other documents and records as we have deemed necessary or appropriate as a basis for the tax opinion set forth below.

For purposes of rendering our opinion, we have assumed that such statements, representations, warranties, covenants and information set forth in the Transaction Documents are true, correct and complete, and that such representations and covenants will be complied with, in each case, without regard to any qualification as to knowledge, belief, intent or otherwise. Our opinion assumes and is expressly conditioned on, among other things, the statements, representations, warranties, covenants and information made by representatives of FNF and its subsidiaries, including those set forth in the Transaction Documents, as well as on the continuing validity and effectiveness of the IRS Ruling as of the date hereof and at all relevant times in the future.

Our opinion is based on an analysis of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, and other relevant authorities as of the date of this letter, and represents our interpretations of such authorities.  The foregoing are subject to change, and such change could have retroactive effect such that our opinion is no longer valid.  We have assumed no obligation to update our opinion for changes in facts or law occurring after the date of this letter.  Our opinion is only with respect to the specific U.S. federal income tax consequences addressed above and no other federal, state, local or foreign tax matters of any kind were considered.

We hereby confirm that the discussion set forth under the caption “Material U.S. Federal Income Tax Consequences of the Transactions” in the Prospectus insofar as it relates to the material United States (“U.S.”) federal income tax consequences of the Split-Off to the U.S. holders of FNFV Group common stock constitutes our opinion as to the material U.S. federal income tax consequences of the Split-Off to the U.S. holders of FNFV Group common stock, subject to the qualifications set forth in such discussion.  Specifically, it is our opinion that under current U.S. federal income tax law:

•                  Except with respect to the receipt of cash in lieu of fractional shares, no gain or loss should be recognized by (and no amount should otherwise be included in the income of) the FNFV Group common shareholders upon the receipt of the Cannae common stock in the Split-Off (section 355(a)).

•                  Immediately following the Split-Off, the basis of each share of the Cannae common stock received should be the same as the basis of each share of the FNFV common stock exchanged therefor in accordance with Treas. Reg. § 1.358-2(a) (section 358(a), (b), and (c)).

•                  The holding period of the Cannae common stock received by each FNFV Group common shareholder should include the period during which the shareholder held the FNFV Group common stock on which the Split-Off is made, provided the FNFV Group common stock was held as a capital asset on the date of the Split-Off (section 1223(1)).

•                  A FNFV Group common shareholder who receives cash in lieu of a fractional share of Cannae common stock in the Split-Off should recognize gain or loss measured by the difference between the basis of the fractional share deemed to be received, as determined above, and the amount of cash received (section 1001).  Any gain or loss should be treated as a capital gain or loss, provided the fractional share of stock would be held as capital asset on the date of the Split-Off (sections 1221 and 1222).

This opinion is being provided to you solely in connection with the Registration Statement.  In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the discussion of this opinion in the Prospectus, to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Material U.S. Federal Income Tax Consequences of the Transactions” in the Prospectus.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Yours sincerely,